June 28, 2006

By facsimile to (202) 772-9208 and courier

John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P.
Form 10-K filed February 24, 2006
File no. 001-09818

Dear Mr. Nolan:

We are responding to your comment letter dated June 8, 2006 concerning the Form 10-K filed February 24, 2006 by AllianceBernstein Holding L.P. (“Holding”), which includes the consolidated financial statements of AllianceBernstein L.P. (“AllianceBernstein”). The words “we” and “our” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees. Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly below each question.

United States Securities and Exchange Commission
John P. Nolan
Page of  2 of 4

Form 10-K for the period ended December 31, 2005
Financial Statements of AllianceBernstein L.P. and Subsidiaries
Consolidated Statements of Income, page 72

1.	You do not report a cost of services in your income statement as required by Article 5 of Regulation S-X. Tell us:

•	How you determined that this is an appropriate presentation; and

•	How you gather costs to make management decisions.

Response:

AllianceBernstein provides diversified investment management and related services globally to a broad range of clients. Substantially all of our expenses directly support our revenue-producing activities. Costs are gathered and analyzed consistent with the expense line items presented in the income statement for the purpose of making management decisions. Accordingly, our presentation, which we believe is appropriate, is analogous to a single-step income statement which does not distinguish between cost of services and overhead or non operating expenses, but rather separately identifies individually significant elements of revenues and costs and expenses. We have consistently presented our expenses in the income statement in this format.

2.
Please provide an analysis of “Other revenues, net” and “Other Expenses” and explain how each item is consistent with the guidance in FASB Concepts 6. As an example, we would question how gains on dispositions should be classified as revenues rather than other non operating income.

Response:

See Attachment 1 for an analysis of “Other revenues, net” and “Other Expenses”. In our view, other revenues represent inflows from rendering services or other activities that are an integral part of AllianceBernstein’s ongoing major operations, not peripheral or incidental transactions as described in FASB Concept 6. Similarly, we view other expenses as outflows that result from the rendering of services which are an integral part of our ongoing major operations, not peripheral or incidental transactions.

United States Securities and Exchange Commission
John P. Nolan
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In regard to your specific question about our classification of gains on dispositions as revenues rather than non operating income, based on our view of the nature of the gains (as described below), we believe our presentation is appropriate.

The terms of the disposition of our cash management services in June 2005 provide, among other things, for annual contingent payments to be made to us in the five years following the closing of the transaction, calculated as a percentage of net revenues directly attributable to the assets of our former cash management clients transferred to Federated Investors, Inc. (“Federated”). The contingent payments received from Federated are expected to largely offset the loss of operating profit that we would have earned from managing our former clients’ assets, based on the level of those assets at the time of the closing. In our 2005 Form 10-K, we estimated the total contingent payments to be received over the next five years to be $60 million. During 2005, we earned approximately $8 million of contingent payments. We view these annual contingent payments as an integral part of our revenue inflows and our pre-tax income from operations. Accordingly, we also classified the initial net gain on disposition of $11.4 million relating to this transaction as “Other revenues, net” in the income statement.

In 2005, we also completed two other dispositions. We transferred our rights to manage certain mutual funds in India and sold our interest in a South African investment management subsidiary. Because entering new markets and exiting markets no longer viewed as having long-term potential are normal, ongoing business activities, we view these dispositions as operating in nature. Accordingly, we reported the net gains on these dispositions, aggregating $18.7 million, in “Other revenues, net” in the income statement.

Please refer to Note 20 (Dispositions) of the 2005 consolidated financial statements of AllianceBernstein for a complete discussion of our 2005 dispositions, including a description of the transactions, the amounts recorded and the financial statement accounts affected.

*     *     *

In connection with responding to your comments, Holding and AllianceBernstein acknowledge that:

•	Holding and AllianceBernstein are responsible for the adequacy and accuracy of the disclosure in their respective filings;

United States Securities and Exchange Commission
John P. Nolan
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•
Staff comments or changes to disclosure in response to staff comments in our respective filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	Holding and AllianceBernstein may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 969-2384.

Sincerely,

/s/ Robert H. Joseph, Jr.

Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P.

Attachment 1
AllianceBernstein L.P.

		For the Years Ended December 31,
Analysis of Other Revenues, Net	Note	2005	2004	2003
		($ in thousands)

Dividend and Interest Income	A	$152,781	$72,743	$37,841
Interest Expense	A	(95,862)	(32,796)	(20,415)
Dividend and Interest Income, Net		56,919	39,947	17,426

Investment Gains and Losses	A	28,631	14,499	12,408
Mutual Fund Reimbursements		8,014	8,771	11,359
Acctg, Valuation & Reporting		1,544	2,006	2,034
Treasury Services		-	1,733	2,250
Other Brokerage Income		916	4,312	3,651
Equity in Earnings		1,590	2,121	1,407
Income from Dispositions		37,954	-	-
Other		5,806	1,822	1,706

Other Revenues, Net		$141,374	$75,211	$52,241

Note A:
In our First Quarter 2006 Form 10-Q, filed May 8, 2006, we changed the presentation of certain of our revenues (and reclassified prior period amounts to conform to the current period's presentation). Investment gains and losses, dividend and interest income, and interest expense relating to broker-dealer operations, previously included in "other revenues, net", are now shown separately on the income statement. This change was made to better reflect the activity of our broker-dealer operations. In addition, shareholder servicing fees, previously shown separately, are now included in "other revenues".

	For the Years Ended December 31,
Analysis of Other (Promotion and Servicing) Expenses	2005	2004	2003
	($ in thousands)

Travel and Entertainment	$63,253	$56,798	$49,229
Printing and Mailing Services	18,126	19,331	15,588
Advertising	877	1,070	2,153
Floor, Brokerage, and Clearance	19,471	21,080	19,751
Transfer Fees	41,101	44,104	48,143
Distribution Services	37,729	46,884	48,976
Promotional Training	4,528	2,518	1,660
Promotional Materials	2,366	2,430	2,496
Other	10,553	8,112	9,083

Other (Promotion and Servicing) Expenses	$198,004	$202,327	$197,079